Fiduciary Management, Inc. is pleased to support Best Buddies Wisconsin and the 2010 Leadership Breakfast, as you work to enhance the lives of people with intellectual disabilities.

1980 - 2010

30 Years of Disciplined Equity Investing

FIDUCIARY MANAGEMENT, INC.

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